

September 10, 2010

Mr. Robert Zimmerman
Chief Financial Officer
Diamondhead Casino Corporation
1301 Seminole Boulevard, Suite 142
Largo, Florida 33770

      Re: Diamondhead Casino Corporation
              Form 10-K for the year ended December 31, 2009
              File No. 000-17529

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Liquidity, Capital Resources, and Financial Results, page 19

1. We note from your disclosure on page F-14 that there is uncertainty regarding when you will be required to pay the interest accrued on your Line of Credit from prior to June 30, 2009. Please revise your disclosure herein to describe the circumstances of this liability, including the consequences should this liability become currently due.

Item 9A. Controls and Procedures, page 24

2. We have reviewed the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, to determine whether you provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

3. In addition, please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate.

Note 5. Long Term Debt, page F-14

4. We note your disclosure that the lender of the Line of Credit is now deceased and it is uncertain whether the verbal agreement with regard to the deferral of interest payments will be honored by the estate. Please tell us whether you have classified the interest portion of this debt as long term or short term on your balance sheet and how you determined this classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief